DESTRA INVESTMENT TRUST

443 N. Willson Avenue

Bozeman, Montana 59715

December 20, 2024

VIA EDGAR TRANSMISSION

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destra Investment Trust (the “Trust”)
Altegris/AACA Opportunistic Real Estate Fund, Altegris/Crabel Multi-Strategy Fund, and Altegris Futures Evolution Strategy Fund (each, a “Fund”)
File Nos.: 333-167073 and 811-22417

Dear Ms. Browning:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (collectively, the “Amendments”), which were filed for the purpose of registering shares of each Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of these series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
76	4/26/2024	485APOS	0001829126-24-002820
77	7/9/2024	485BXT	0001829126-24-004660
78	8/8/2024	485BXT	0001829126-24-005305
79	9/5/2024	485BXT	0001829126-24-006117
80	10/3/2024	485BXT	0001829126-24-006631
81	10/31/2024	485BXT	0001829126-24-007159
82	11/27/2024	485BXT	0001829126-24-007847

If you have any additional questions or require further information, please do not hesitate to contact me at (877) 855-3434 or jake.schultz@destracapital.com.

Sincerely,

/s/ Jake Schultz
Jake Schultz
Secretary